OMB APPROVAL
OMB Number:
Expires: February 28, 2009
Estimated average burden
hours per response: 14.5

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)(1)

American International Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class Securities)

026874-107

(CUSIP Number)

Howard I. Smith
Vice Chairman-Finance and Secretary
Telephone: (212) 230-5050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

May 1, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) This Schedule 13D constitutes Amendment No. 16 to the Schedule 13D on behalf of C. V. Starr & Co., Inc. Trust, dated March 20, 2007, Amendment No. 18 to the Schedule 13D on behalf of Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, dated May 26, 2006, Amendment No. 20 to the Schedule 13D on behalf of Universal Foundation, Inc., dated February 21, 2006, Amendment No. 20 to the Schedule 13D on behalf of The Maurice R. and Corinne P. Greenberg Family Foundation, Inc., dated February 21, 2006, Amendment No. 22 to the Schedule 13D on behalf of Maurice R. Greenberg, dated November 23, 2005, Amendment No. 22 to the Schedule 13D on behalf of Edward E. Matthews, dated November 23, 2005, Amendment No. 24 to the Schedule 13D of Starr International Company, Inc., dated October 2, 1978, and Amendment No. 24 to the Schedule 13D for C. V. Starr & Co., Inc., dated October 2, 1978.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Maurice R. Greenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,487,500
	8	SHARED VOTING POWER 58,292,582
	9	SOLE DISPOSITIVE POWER 2,487,500
	10	SHARED DISPOSITIVE POWER 60,404,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,892,201
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.34%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward E. Matthews
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 281,875
	8	SHARED VOTING POWER 8,580,850
	9	SOLE DISPOSITIVE POWER 281,875
	10	SHARED DISPOSITIVE POWER 8,580,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,862,725
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.33%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Starr International Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 205,845,399
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 205,845,399
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,845,399
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.65%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C. V. Starr & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,073,502
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,185,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,185,621
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.79%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Universal Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,112,119
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,112,119
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,112,119
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Maurice R. and Corinne P. Greenberg Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 989,308
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 989,308
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,308
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,269,689
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,269,689
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,269,689
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.94%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C. V. Starr & Co., Inc. Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,580,850
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,580,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,580,850
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

On May 1, 2009 Starr International and each of C.V. Starr, C.V. Starr Trust, Greenberg Foundation, Greenberg Joint Tenancy Company, Mr. Greenberg and Universal Foundation (collectively, the “Sellers”) entered into a securities purchase agreement (the “Securities Purchase Agreement”).  Pursuant to the Securities Purchase Agreement, Starr International has agreed to purchase, and each of the Sellers has agreed to sell, a number of shares of Common Stock as follows: C.V. Starr (10,492,652), C.V. Starr Trust (8,580,850), Greenberg Foundation (989,308), Greenberg Joint Tenancy Company (25,269,689), Mr. Greenberg (12,888,666) and Universal Foundation (2,112,119).  Each share of Common Stock will be purchased by Starr International at a price per share equal to the closing price of a share of Common Stock as reported on the New York Stock Exchange composite tape on the date immediately prior to the closing, provided that such per share purchase price shall be no less than $1.25 per Share and shall otherwise not exceed a price to be mutually agreed upon by the parties.  The closing of the purchases and sales contemplated by the Securities Purchase Agreement are subject to certain conditions, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

Any actions taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed on the actions by the Securities Act of 1933, as amended, state insurance regulatory laws or other applicable laws.  There can be no assurance, however, that any Reporting Person will take any of the actions described in this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

The trading dates, number of shares of Common Stock purchased or sold and the average price per share for all transactions by the Reporting Persons in the Common Stock within the last 60 days, which were all through brokers’ transactions, are set forth below:

Name of Reporting Person	Date	Number of Shares Purchased/(Sold)	Average Price per Share
Starr International	March 16, 2009	(1,278,000)	$0.8023

Starr International also made distributions of: (a) 52,398 shares of Common Stock on February 4, 2009; (b) 57,805 shares of Common Stock on February 20, 2009; (c) 30,914, shares of Common Stock on March 9, 2009; (d) 10,172 shares of Common Stock on March 31, 2009, and (e) 26,620 shares of Common Stock on April 23, 2009, in each case pursuant to the Starr International Company, Inc. Deferred Compensation Profit Participation Plan.

As of the date of the filing of this statement, the Reporting Persons may be deemed to beneficially own in the aggregate 269,019,475 shares of Common Stock, representing approximately 9.9979% of the Issuer’s outstanding Common Stock (based on 2,690,747,320 shares of Common Stock reported by the Issuer as outstanding as of January 30, 2009, in the Issuer’s Form 10-K/A filed on March 13, 2009).

Mr. Greenberg has the sole power to vote and direct the disposition of 2,487,500 shares of Common Stock, which may be acquired pursuant to incentive stock options previously granted by the Issuer to Mr. Greenberg as an officer and director of the Issuer that are exercisable within 60 days of the date hereof.  Mr. Greenberg has the shared power to vote and direct the disposition of 58,292,582 shares of Common Stock, 12,888,666 shares of which are held as tenant in common with Mr. Greenberg’s wife, 71,417 shares of which are held in family trusts of which Mr. Greenberg is a trustee, 10,492,652 shares of which are held by CV Starr, 8,580,850 shares of which are held by CV Starr Trust, for which CV Starr is a beneficiary and Mr. Greenberg is a trustee, 989,308 shares of which are held by the Greenberg Foundation, of which Mr. Greenberg, his wife and family members are directors and 25,269,689 shares of which are held by the Greenberg Joint Tenancy Company of which the Greenberg Joint Tenancy Corporation is the managing member. Mr. Greenberg has the shared power to direct the disposition of 2,112,119 shares of Common Stock held by Universal Foundation for which CV Starr has the shared power to direct the disposition of pursuant to an Investment Management Agreement (described below).

Mr. Greenberg owns 27.27% of the common stock of CV Starr directly.  Based on Mr. Greenberg’s voting power in CV Starr, his position as trustee of the CV Starr Trust, his position as director and Chairman of the Board of the Greenberg Joint Tenancy Corporation, the managing member of the Greenberg Joint Tenancy Company and the other facts and circumstances described in Items 2, 4, 5 and 6 of this Schedule 13D, Mr. Greenberg may be deemed to beneficially own the shares of Common Stock held by CV Starr, the CV Starr Trust, the Greenberg Foundation and the Greenberg Joint Tenancy Company.  Mr. Greenberg disclaims beneficial ownership of the shares of Common Stock held by CV Starr, CV Starr Trust, Universal Foundation, the Greenberg Foundation and the family trusts described above.

Mr. Matthews has the sole power to vote and direct the disposition of 281,875 shares of Common Stock, which may be acquired pursuant to incentive stock options previously granted by the Issuer to Mr. Matthews as an officer and director of the Issuer that are exercisable within 60 days of the date hereof.  Mr. Matthews has the shared power to vote and direct the disposition of 8,580,850 shares of Common Stock, all of which are held by the CV Starr Trust, for which CV Starr is a beneficiary and Mr. Matthews is a trustee.  Based on the facts and circumstances described in Items 2, 4, 5 and 6 of this Schedule 13D, Mr. Matthews may be deemed to beneficially own the shares of Common Stock held by the CV Starr Trust.  Mr. Matthews disclaims beneficial ownership of the shares of Common Stock held by the CV Starr Trust.

Starr International has the sole power to vote and direct the disposition of 205,845,399 shares of Common Stock, of which 15,700,000 shares are held by Starr International Investments, Ltd., a wholly owned subsidiary of Starr International, and 190,145,399 shares are held directly by Starr International.

CV Starr has the shared power to vote and direct the disposition of 19,073,502 shares of Common Stock held by CV Starr (8,580,850 shares of which are held by the CV Starr Trust of which CV Starr is a beneficiary). Pursuant to an Investment Management Agreement, CV Starr has the shared power to direct the disposition of 2,112,119 shares of Common Stock held by Universal Foundation.

Universal Foundation has the sole power to vote 2,112,119 shares of Common Stock held directly by Universal Foundation.  Pursuant to an Investment Management Agreement, CV Starr has the shared power to direct the disposition of the 2,112,119 shares of Common Stock held by Universal Foundation.

The Greenberg Foundation has the shared power to vote and direct the disposition of 989,308 shares of Common Stock held directly by the Greenberg Foundation.

The Greenberg Joint Tenancy Company has the shared power to vote and direct the disposition of 25,269,689 shares of Common Stock held directly by the Greenberg Joint Tenancy Company.

CV Starr Trust has the shared power to vote and direct the disposition of 8,580,850 shares of Common Stock.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On May 1, 2009, Starr International and each of C.V. Starr, C.V. Starr Trust, Greenberg Foundation, Greenberg Joint Tenancy Company, Mr. Greenberg and Universal Foundation entered into the Securities Purchase Agreement as more fully discussed in Item 4.

A copy of the Securities Purchase Agreement is filed herewith as Exhibit 2 and incorporated herein by reference.

Item 7	Material to Be Filed as Exhibits
Exhibit 1
Joint Filing Agreement, dated May 1, 2009, by and among Mr. Greenberg, Mr. Matthews, Starr International, CV Starr, Universal Foundation, Greenberg Foundation, Greenberg Joint Tenancy Company, and CV Starr Trust.

Exhibit 2
Securities Purchase Agreement, dated as of May 1, 2009, by and among Starr International and each of C.V. Starr, C.V. Starr Trust, Greenberg Foundation, Greenberg Joint Tenancy Company, Mr. Greenberg and Universal Foundation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  May 1, 2009

MAURICE R. GREENBERG

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

EDWARD E. MATTHEWS

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

STARR INTERNATIONAL COMPANY, INC.

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

C. V. STARR & CO., INC.

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

UNIVERSAL FOUNDATION, INC.

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

THE MAURICE R. AND CORINNE P. GREENBERG FAMILY FOUNDATION, INC.

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

MAURICE R. AND CORINNE P. GREENBERG JOINT TENANCY COMPANY, LLC

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

C. V. STARR & CO., INC. TRUST

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact